WESTERN FOREST PRODUCTS INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Western Forest Products Inc. (“Western” or the “Company”)
3rd Floor, 435 Trunk Road
Duncan, British Columbia
V9L 2P9

Item 2. Date of Material Change

August 4, 2005

Item 3. News Release

The news release was disseminated in Vancouver via Canada Corporate News on August 4, 2005.

Item 4. Summary of Material Change

Western announced on August 4, 2005 the permanent closure of its Silvertree sawmill in Vancouver and the indefinite curtailment of its Saltair sawmill near Ladysmith on Vancouver Island.

Item 5. Full Description of Material Change

Western announced the permanent closure of its Silvertree sawmill in Vancouver and the indefinite curtailment of its Saltair sawmill near Ladysmith on Vancouver Island. Both mills will work their last shifts on Friday, October 28, 2005.

While the Saltair mill’s long term future is being determined, the 125 employees will be interviewed for available positions as third shifts will be added at Western’s mills at Cowichan Bay, Ladysmith, and Duke Point. The total employment at Western’s sawmills on Vancouver Island will remain essentially the same, but in a lower cost operating structure.

Silvertree’s 151 employees will be treated in accordance with the severance provisions of the Coast Master Agreement between the industry and the United Steelworkers, including opportunities for employment at the Vancouver Island mills and other locations in the Company. The Silvertree site will be sold for other uses. The sawmill began operating in 1947.

The Company has been investigating various options for improving the business. This decision although difficult was necessary for the Company to improve its operating efficiency and lower its operating costs.

The Company will work with the employees and their families to support them through the transition.

A recent strategic review pointed to the need for Western to optimize operations at its sawmills to achieve greater efficiencies, productivity and significantly lower costs. As a result of the Silvertree closure and the Saltair curtailment the Company will operate sawmills at Nanaimo, Duke Point, Cowichan Bay, and Ladysmith on Vancouver Island. Annual production under this new mill complement is estimated to be 900 million board feet.
The Saltair mill curtailment is indefinite and the mill will be maintained while the Company continues to review options against the market and its wood supply for the sawmill and the planer mill. The kilns at the Saltair mill will continue to operate.

As a result of this announcement the Company will record an $8.5 million write down in the second quarter for the estimated impairment in the carrying value of the Silvertree sawmill, as well as a further estimated $7.2 million in the third quarter that will relate to restructuring and other costs.

Forward Looking Statement

This report contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “will”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western’s products, industry production levels, the ability of Western to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under the “Risk Factors” section of Western’s Annual Information Form and under the “Risk Factors” section of Western’s Form 20-F/A identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

Item 6. Reliance on 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

The following executive officer of Western is knowledgeable about the material change and may be contacted respecting the change:

Paul Ireland,
Chief Financial Officer
250-715-2209

Item 9. Date of Report

August 12, 2005.

WESTERN FOREST PRODUCTS INC

By: “Paul Ireland”
Name: Paul Ireland
Title: Chief Financial Officer